

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2025

James E. Kras
Chief Executive Officer and President
Edible Garden AG Inc
283 County Road 519
Belvidere, NJ 07823

> **Re: Edible Garden AG Inc**
> **Registration Statement on Form S-3**
> **Filed January 21, 2025**
> **File No. 333-284360**

Dear James E. Kras:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Alexander R. McClean, Esq.